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                                                             EXHIBIT (a)(1)(vii)







     NOTICE SENT BY THE PARTNERSHIP TO LIMITED PARTNERS DATED JULY 5, 2002.












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ORIG, LLC
10172 Linn Station Road
Louisville, KY 40223
(800) 928-1492 ext. 544


July 5, 2002



                        IMPORTANT: PLEASE READ CAREFULLY



                                  TENDER OFFER

                  TO PURCHASE LIMITED PARTNERSHIP INTERESTS IN

                               NTS-PROPERTIES III

                              FOR $300 PER INTEREST

                       SCHEDULED TO EXPIRE AUGUST 16, 2002


     On May 10, 2002, ORIG, LLC offered to purchase for $300 per interest up to 2,000 interests in NTS-Properties III.

     IF YOU HAVE ALREADY SUBMITTED PAPERWORK TO TENDER YOUR INTERESTS, NO ADDITIONAL PAPERWORK IS REQUIRED. YOU WILL AUTOMATICALLY RECEIVE THE PRICE OF $300 PER INTEREST. Please note that we will not impose any fees or expenses in connection with the offer. If you have not submitted your paperwork and wish to do so, you have until 11:59 p.m. Eastern Standard Time on Friday, August 16, 2002, in order to receive the purchase price of $300 per interest.

     The terms and conditions described in the Offer to Purchase and the Letter of Transmittal, which accompanied the Offer to Purchase are applicable in all respects to the tender offer. This notice should be read in connection with the Offer to Purchase and Letter of Transmittal. If you have any questions regarding the offer, please call (800) 928-1492, extension 544. The offer will expire on August 16, 2002. PAYMENTS WILL BE MAILED NO LATER THAN TEN DAYS AFTER THE EXPIRATION DATE, UNLESS THE OFFER IS EXTENDED.